RESIGNATION LETTER

May 14th, 2018

Christopher Lank

Spindle, Inc

1200 S. Alma School Rd, Ste 12500

Mesa, AZ 85210

Gentlemen,

Due to my commitments to Ivis and Autonet that will continue to require my attention and limit my ability to respond and react in a timely manner to the matters facing Spindle, I must tender my resignation from the Board of Directors. There is no conflict with the Board or any of the company's staff.

Sincerely,

/s/ Christopher Lank

Christopher Lank

Director